NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 27, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 15, 2016 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between BBX Capital Corporation and BFC Financial Corporation became effective on December 15, 2016. Shareholders of BBX Capital Corporation had the right to elect to receive either $20.00 in cash, without interest or 5.4 shares of BFC Financial Corporation Class A Common Stock. Shareholders who failed to make a timely and valid election received solely, the cash consideration. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 16, 2016.